SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
                  -------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 2, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 39
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 39
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 39
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 39
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 39
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 7 of 39
                        AMENDMENT NO. 17 to SCHEDULE 13D

         This amendment ("Amendment No. 17") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 17 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On August 2, 2007, Messrs. Hamot and Siegel filed a lawsuit in the Circuit Court for Baltimore City in the State of Maryland against the Issuer (the "August 2007 Lawsuit"), asking that the Court compel the Issuer to provide access to and copies of certain books and records of the Issuer to Messrs. Hamot and Siegel, which they seek in their capacities as Class D Directors of the Issuer's board of directors. A copy of the complaint filed in the August 2007 Lawsuit (the "August 2007 Complaint") is filed herewith and attached hereto as Exhibit 99.21 and incorporated herein by reference.

         In connection with the August 2007 Lawsuit, Messrs. Hamot and Siegel filed a Motion for Temporary Restraining Order asking the Court to direct the Issuer to permit Messrs. Hamot and Siegel to examine and make copies of certain books and records of the Issuer. A copy of the Motion for Temporary Restraining Order filed by Messrs. Hamot and Siegel is filed herewith and attached hereto as Exhibit 99.22 and incorporated herein by reference (the "August 2007 Motion for Temporary Restraining Order"). In addition, a copy of the Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed by Messrs. Hamot and Siegel is filed herewith and attached hereto as Exhibit 99.23 and incorporated herein by reference (the "August 2007 Memorandum of Points and Authorities").

         Any descriptions herein of the August 2007 Complaint, August 2007 Motion for Temporary Restraining Order and August 2007 Memorandum of Points and Authorities are qualified in their entirety by reference to the August 2007 Complaint, August 2007 Motion for Temporary Restraining Order and the August 2007 Memorandum of Points and Authorities, respectively. The Reporting Persons do not have, and the Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings relating to the August 2007 Lawsuit.

         As of the date of this Amendment No. 17, except as set forth above, and in the August 2007 Complaint, August 2007 Motion for Temporary Restraining Order and August 2007 Memorandum of Points and Authorities, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4   Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December 27,
               2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10  Motion for Judgment filed in the Circuit Court of the
               County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12  Memorandum of Points and Authorities in Support of Motion
               for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13  Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15  Memorandum of Points and Authorities in Support of Motion
               for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18  Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19  Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2,
               2007
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007

*  Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 17 to the Schedule 13D is true, complete and correct.



Dated:  August 2, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:   Andrew R. Siegel
                                           Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1       Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2    Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5    Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7    Form of Warner Stevens Board Demand Letter dated December
                27, 2005*
Exhibit 99.8    Form of Warner Stevens CEO/CFO Demand Letter dated December
                27, 2005*
Exhibit 99.9    Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11   Motion for Preliminary Injunction filed in the Circuit
                Court for Baltimore City in the State of Maryland on May 26,
                2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14   Motion for Preliminary Injunction filed in the Circuit
                Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16 Second Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17   Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer
Exhibit 99.20   Letter dated July 26, 2007 to the V.P., Corporate Counsel
                & Secretary of the Issuer
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)
Exhibit 99.22   Motion for Temporary Restraining Order filed in the
                Circuit Court for Baltimore City in the State of Maryland on August 2, 2007
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007

*  Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 17 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  August 2, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:   Andrew R. Siegel
                                            Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.21

           Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)

--------------------------------------------------------------------------------
                                         :
SETH W. HAMOT and ANDREW R. SIEGEL,
                                         :      IN THE
[addresses]
                                         :      CIRCUIT COURT
                    Plaintiffs,
                                         :      FOR
v.
                                         :      BALTIMORE CITY
TELOS CORPORATION, a Maryland
corporation,                             :      Case No. __________
[address]
                                         :
                    Defendant.
                                         :
Serve on registered agent:
                                         :

                                         :
--------------------------------------------------------------------------------

                                   ...ooOoo...
--------------------------------------------------------------------------------

                               VERIFIED COMPLAINT
                               ------------------

         Plaintiffs Seth W. Hamot and Andrew R. Siegel (together, "Plaintiffs"), by and through their undersigned attorneys, upon knowledge as to themselves and upon information and belief as to all other matters, allege for their verified complaint herein as follows:

         INTRODUCTION

         1. Plaintiffs are directors of Telos Corporation ("Telos" or the "Company"). This is an action to compel Telos to provide Plaintiffs access to and copies of certain books and records of the Company, which they seek to inspect for the legitimate purpose of fulfilling their fiduciary duties as directors of Telos.

         2. Upon being elected as a director of the Company on June 18, 2007, Mr. Siegel began requesting certain books and records in order to fulfill his fiduciary duties as a director of the Company. The Company initially acknowledged Mr. Siegel's requests and led Mr. Siegel to believe that the

Company would provide the requested books and records. Mr. Hamot also requested certain books and records of the Company following his election as a director.

         3. Notwithstanding Plaintiffs' status as directors, the Company has not complied with their requests, the first made over a month ago. A telephonic meeting of the Company's board of directors is scheduled for Thursday, August 9 at 10:00 a.m. Plaintiffs need the requested documents to fulfill their fiduciary duties and to prepare for and participate actively in the August 9 meeting. Accordingly, in this action, Plaintiffs seek to obtain immediately the books and records to which they are entitled as directors of the Company.(1)

                                     Parties
                                     -------

         4. Plaintiff Seth W. Hamot is a resident of Massachusetts and is a director of defendant Telos.

         5. Plaintiff Andrew R. Siegel is a resident of New York and a director of defendant Telos.

         6. Defendant Telos is a Maryland corporation, with its principal place of business located in Ashburn, Virginia.

                    The Initial Request for Books and Records
                    -----------------------------------------

         7. On June 18, 2007, Messrs. Hamot and Siegel were elected as directors of the Company at a special meeting (the "Special Meeting") of holders of Telos's publicly traded 12% Exchangeable Redeemable Preferred Stock. Messrs. Hamot and Siegel are the only Telos directors elected by public stockholders. Every other Telos director is elected by the holders of Telos's non-publicly traded Class A and B common stock, the majority of which is owned by John R.C. Porter. Mr. Porter controls Telos.

         8. At the Special Meeting, and following his election as a director, Mr. Siegel requested copies of Telos's board of director meeting minutes and the board committee meeting minutes for 2007. Mr. Siegel directed

----------------------

(1) Plaintiffs have filed contemporaneously with this verified complaint a motion for temporary restraining order requesting that the relief sought herein be granted on or before August 6, 2007.

his request to Therese Hathaway, the Company's corporate secretary. Ms. Hathaway was in attendance at the Special Meeting in her capacity as the corporate secretary, and she acknowledged Mr. Siegel's request.

                  The Subsequent Requests for Books and Records
                  ---------------------------------------------

         9. Following the Special Meeting, Mr. Siegel contacted Ms. Hathaway to follow up on his initial request and to expand it to include the board of director meeting minutes and the board committee meeting minutes for the period since 2005. Again, Ms. Hathaway acknowledged Mr. Siegel's request. Ms. Hathaway also acknowledged Mr. Siegel's willingness to accept the requested documents in electronic form and suggested that the transfer of documents in electronic form would be feasible. Despite appearing willing to provide Mr. Siegel the documents requested, Ms. Hathaway did not deliver a single document to Mr. Siegel.

         10. After not receiving any of the documents he had requested, by memorandum dated July 5, 2007, Mr. Siegel reiterated his prior requests to Ms. Hathaway and, in addition to the documents requested previously, also sought a copy of the Company's 2007 budget, the Company's strategic business plan, and the current proxy agreement between Telos, the Department of Defense, and John Porter (the "Proxy Agreement"). A true and correct copy of Mr. Siegel's July 5 memorandum is attached hereto as Exhibit A.

         11. Also by memorandum dated July 5, 2007, Mr. Hamot made a formal request that the Company provide him (i) copies of the board of director meeting minutes and all committee meeting minutes for 2007, 2006, and 2005, (ii) the Company's 2007 budget, (iii) the Company's strategic business plan, (iv) the Proxy Agreement, (v) an organizational chart of the Company, and (vi) a contact list of fellow board members and other key executives of the Company. A true and correct copy of Mr. Hamot's July 5 memorandum is attached hereto as Exhibit B.

         12. By email dated July 6, Ms. Hathaway responded cursorily to Mr. Siegel's and Mr. Hamot's memoranda and stated that the document requests "ha[ve] been referred to counsel and we will process your requests accordingly." A true and correct copy of the July 6 email is attached hereto as Exhibit C.

         13. A week and a half later, neither Mr. Hamot nor Mr. Siegel had received any detailed responses to their requests. By letter dated July 18, 2007, Mr. Siegel's attorney requested that Ms. Hathaway provide Mr. Siegel with the books and records he sought. The July 18 letter set forth Mr. Siegel's legal right as a director of Telos to receive the requested books and records and asked that Ms. Hathaway respond to the letter by July 25. A true and correct copy of the July 18 letter is attached hereto as Exhibit D.

         14. By letter dated July 25, 2007, the Company's counsel responded to the July 18 letter and provided a single, non-responsive document to the
Plaintiffs: a one-page "organizational chart" of Telos that did not provide any information about various positions in the Telos organization or the individuals who filled those positions. The Company stated that most of the other documents requested by the Plaintiffs were produced in an action between, among other parties, Costa Brava Partnership III, L.P. and Telos, pending in this Court, Case No. 24-C-05-9296 (the "Maryland Action"). The Company further stated that the documents were subject to the attorney-client privilege and confidentiality orders (the "Confidentiality Orders") covering the Maryland Action and another action pending in Virginia (the "Virginia Action"). A true and correct copy of the July 25 letter is attached hereto as Exhibit E.

         15. The Confidentiality Orders are largely inapplicable to the documents requested by Plaintiffs because those documents have nothing to do with the Virginia Action and have attenuated relevance, if any, to the Maryland Action. The requested documents have everything to do with Plaintiffs becoming informed directors capable of fulfilling their duties to the Company and its stakeholders. The Company's management cannot rely on its self-serving position that "the information requested is not needed to enable these directors to address current business and operations issues on behalf of Telos." Ex. E at 2. In addition, many of the requested documents are being withheld because Telos has designated them "Highly Confidential" under the Confidentiality Orders. Messrs. Hamot and Siegel are now directors of Telos and owe fiduciary duties to the Company that ensure they will not share highly confidential Company information with Telos's competitors. Thus, the Confidentiality Orders should not prevent Messrs. Hamot and Siegel from becoming fully informed directors.

         16. The Company's general assertion of the attorney-client privilege is also without merit. The Company cannot make an overly broad assertion of the attorney-client privilege against the directors who oversee it and thereby keep them in the dark as to the Company's affairs.

         17. In the July 25 letter, the Company also accused Messrs. Hamot and Siegel of seeking the documents for an improper purpose. See Ex. E. In fact, Plaintiffs seek the requested documents for the proper purpose of becoming informed members of the Company's board of directors and fulfilling their fiduciary duties as directors elected by the Company's public stockholders. The Company is struggling. Telos has suffered recurring operating losses each and every year from 1998 through 2006.(2) On August 16, 2006, six of the seven independent directors on Telos's board of directors resigned en masse. In addition, by letter dated July 9, 2007, Goodman & Company, L.L.P. ("Goodman"), the Company's auditor, informed Telos that it was withdrawing and terminating its auditor-client relationship with the Company effective July 24, 2007. A true and correct copy of the July 9 letter is attached hereto as Exhibit F.

----------------------

(2) In 2002, Telos reported an operating loss prior to the sale of one of its subsidiaries.

Without access to the requested documents, Plaintiffs will not be in a position to help stabilize the Company and perform their duties as directors.

         18. By letter dated July 26, 2007, Mr. Hamot requested that Michele Nakazawa, the Company's chief financial officer, provide him with information about the financial performance of Telos for the second quarter of 2007. Mr. Hamot asked for (i) a consolidated trial balance of Telos and its subsidiaries as of June 30, 2007, (ii) any draft financial statements and Management Discussion & Analysis prepared in anticipation of filing the Form 10-Q for the second quarter of 2007, and (iii) any and all correspondence by Telos with Goodman during the second quarter of 2007 (collectively, the "2007 Second Quarter Financials"). A true and correct copy of the July 26 letter is attached hereto as Exhibit G.

         19. By email dated July 31, 2007, Ms. Nakazawa responded to the July 26 letter and continued the campaign of interference and delay. She did not provide a single document to Mr. Hamot. She readily admitted that the Audit Committee of the Board has access to the requested financial statements, but, at the same time, she was unwilling to provide those documents directly to Mr. Hamot. A true and correct copy of the July 31 email is attached hereto as Exhibit H.

         20. In the month and a half since being elected directors of the Company, Messrs. Hamot and Siegel have requested no less than five times that Ms. Hathaway or Ms. Nakazawa provide them with certain books and records to permit them to fulfill their fiduciary duties. Ms. Hathaway initially acknowledged Mr. Siegel's requests and appeared willing to provide the documents. However, rather than honor the requests of two of the Company's directors for information necessary to fulfill their fiduciary duties, Ms. Hathaway changed tack. She and Ms. Nakazawa have delayed and refused to produce the bulk of the documents requested by Plaintiffs.

                      The August 9 Telephonic Board Meeting
                      -------------------------------------

         21. A two-hour telephonic meeting of the Company's board of directors is scheduled for August 9 beginning at 10:00 a.m. See Ex. I. At the meeting, the directors will discuss the Company's 2007 second quarter financials and be asked to approve those financials for filing with the Securities and Exchange Commission ("SEC").

         22. Messrs. Hamot and Siegel intend to fulfill their fiduciary and legal duties by participating actively in the August 9 meeting and scrutinizing the second quarter financials prior to approving them for filing with the SEC.

                                    COUNT I:
                                    --------

         23. Plaintiffs repeat and reallege the allegations set forth above as if fully set forth herein.

         24.      Messrs. Hamot and Siegel are directors of the Company.

         25. As directors of the Company, both Mr. Hamot and Mr. Siegel are entitled to full and complete information as to the Company's affairs and have a right to inspect the Company's books and records in order to fulfill their fiduciary duties.

         26. Mr. Hamot's and Mr. Siegel's purposes for examining certain books and records of Telos are proper purposes, reasonably related to their positions as directors of Telos.

         27. Ms. Hathaway, the Company's corporate secretary, and Ms. Nakazawa have failed to make available to Plaintiffs the books and records as requested at the Special Meeting and in Plaintiffs' and their attorneys' follow-up correspondence.

         28. The Company has scheduled a telephonic meeting of the board of directors for August 9, 2007 at 10:00 a.m.

         29. Without the requested documents, Plaintiffs' will not be fully informed as to the Company's affairs and will not be able to fulfill their fiduciary duties in general nor be able to participate effectively at the August 9 board meeting in particular.

         30. For the foregoing reasons, Plaintiffs' are entitled to examine and make copies of the information requested at the Special Meeting and in their and their attorneys' follow-up correspondence.

         31.      Plaintiffs have no remedy at law.

         WHEREFORE, Plaintiffs respectfully request that this Court enter an order:

                  a. Directing Telos to permit Messrs. Hamot and Siegel or one of their duly authorized representatives to examine and make copies of (i) Telos's board of director meeting minutes and board committee meeting minutes for 2007, 2006 and 2005, (ii) the Company's 2007 budget, (iii) the Company's strategic business plan, (iv) the Proxy Agreement, (v) a full organizational chart of Telos, identifying all entities in the Telos organization as well as the various positions in the Telos organization and the name of the employee filling each position, and (vi) the 2007 Second Quarter Financials, or, in the alternative, directing Telos to provide Plaintiffs with copies of the documents requested;

                  b. Awarding Plaintiffs their costs, fees and expenses, including reasonable attorneys fees, incurred in the prosecution of this action; and

                  c. Granting Plaintiffs such other and further relief as the Court deems just and proper.

I SOLEMNLY AFFIRM UNDER PENALTIES OF PERJURY AND ON PERSONAL KNOWLEDGE THAT THE MATTERS SET FORTH IN THE FOREGOING VERIFIED COMPLAINT ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE, INFORMATION AND BELIEF.




                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                       Respectfully submitted,



                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
Of Counsel:                            Leslie D. Hershfield
                                       Schulman, Treem, Kaminkow, Gilden and
                                       Ravenell. P.A.
J. Travis Laster                       The World Trade Center, Suite 1800
Matthew F. Davis                       401 East Pratt Street
Abrams & Laster LLP                    Baltimore, Maryland  21202
Brandywine Plaza West                  (410) 332-0850
1521 Concord Pike, Suite 303
Wilmington, Delaware 19803             Attorneys for Plaintiffs
(302) 778-1000

                                  Exhibit 99.22

 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore
                City in the State of Maryland on August 2, 2007

--------------------------------------------------------------------------------
                                        :
SETH W. HAMOT and ANDREW R. SIEGEL,
                                        :      IN THE
                    Plaintiffs,
                                        :      CIRCUIT COURT
v.
                                        :      FOR
TELOS CORPORATION, a Maryland
corporation,
                                        :      BALTIMORE CITY
                    Defendant.
                                        :      Case No. ____________________

                                        :
--------------------------------------------------------------------------------
                                   ...ooOoo...
--------------------------------------------------------------------------------

                     MOTION FOR TEMPORARY RESTRAINING ORDER
                     --------------------------------------

         Pursuant to Maryland Rules 15-501 et seq., plaintiffs Seth W. Hamot and Andrew R. Siegel (together, "Plaintiffs"), through undersigned counsel, move this Court to enter a temporary restraining order against defendant Telos Corporation ("Telos" or the "Company"):

         1. Directing Telos to permit Messrs. Hamot and Siegel or one of their duly authorized representatives to examine and make copies of (i) Telos's board of director meeting minutes and board committee meeting minutes for 2007, 2006 and 2005, (ii) the Company's 2007 budget, (iii) the Company's strategic business plan, (iv) the Proxy Agreement (as defined in the verified complaint),
(v) a full organizational chart of Telos, identifying all entities in the Telos organization as well as the various positions in the Telos organization and the name of the employee filling each position, and (vi) the 2007 Second Quarter Financials (as defined in the verified complaint), or, in the alternative, directing Telos to provide Plaintiffs with copies of the documents requested; and

         2. Directing that the foregoing documents be provided to Plaintiffs on or before August 6, 2007

         A Memorandum of Points and Authorities in support of the relief sought by Plaintiffs accompanies this Motion.


                                       Respectfully submitted,



                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
Of Counsel:                            Leslie D. Hershfield
                                       Schulman, Treem, Kaminkow, Gilden and
                                       Ravenell. P.A.
J. Travis Laster                       The World Trade Center, Suite 1800
Matthew F. Davis                       401 East Pratt Street
Abrams & Laster LLP                    Baltimore, Maryland  21202
Brandywine Plaza West                  (410) 332-0850
1521 Concord Pike, Suite 303
Wilmington, Delaware 19803             Attorneys for Plaintiffs
(302) 778-1000

                                  Exhibit 99.23

    Memorandum of Points and Authorities in Support of Motion for Temporary
     Restraining Order filed in the Circuit Court for Baltimore City in the
                       State of Maryland on August 2, 2007

--------------------------------------------------------------------------------
                                       :
SETH W. HAMOT and ANDREW R. SIEGEL,
                                       :      IN THE
                    Plaintiffs,
                                       :      CIRCUIT COURT
v.
                                       :      FOR
TELOS CORPORATION, a Maryland
corporation,
                                       :      BALTIMORE CITY
                    Defendant.
                                       :      Case No. ____________________

                                       :
--------------------------------------------------------------------------------
                                   ...ooOoo...
--------------------------------------------------------------------------------

                 MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT
                 -----------------------------------------------
                    OF MOTION FOR TEMPORARY RESTRAINING ORDER
                    -----------------------------------------


I.       INTRODUCTION

         Contemporaneous with the filing of this Motion for Temporary Restraining Order, plaintiffs Seth W. Hamot and Andrew R. Siegel (together, "Plaintiffs") filed a Verified Complaint alleging that defendant Telos Corporation ("Telos" or the "Company") has improperly denied them access to certain Company books and records. As newly elected directors of Telos, Plaintiffs are entitled to the books and records they have requested. The Company, however, has been unwilling to provide Plaintiffs with the information they need to inform themselves as to the Company's affairs and to fulfill their fiduciary duties.

         This Court should issue a temporary restraining order directing the Company to permit its directors to become fully informed as to the Company's affairs by granting Plaintiffs access to the books and records they seek. The books and records sought are the type routinely made available to directors: board and committee meeting minutes, budgets, strategic plans, organizational charts, financial statements. The requested relief should be granted promptly, as the Company has no sound basis for denying Plaintiffs these documents and a telephonic meeting of the board of directors is scheduled for August 9, 2007.

II.      FACTS(1)

         This case involves a fundamental issue of corporate governance: a Maryland corporation's refusal to provide basic information to two of its newly elected directors. Management has continually delayed and stonewalled in response to Plaintiffs' books and records requests, keeping Plaintiffs in the dark as to the true nature of the Company's affairs. Plaintiffs need the requested documents promptly so they can, in general, fulfill their fiduciary duties and, in particular, prepare for and participate actively in the August 9 meeting of the board of directors.

         On June 18, 2007, Messrs. Hamot and Siegel were elected to the board of directors (the "Board") of the Company at a special meeting (the "Special Meeting") of holders of Telos's publicly traded 12% Exchangeable Redeemable Preferred Stock. Messrs. Hamot and Siegel are the only Telos directors elected by public stockholders. Every other Telos director is elected by the holders of Telos's non-publicly traded Class A and B common stock, the majority of which is owned by John R.C. Porter. Mr. Porter controls Telos.

         At the Special Meeting, and following his election as a director, Mr. Siegel requested copies of Telos's board of director meeting minutes and the board committee meeting minutes for 2007. Mr. Siegel directed his request to Therese Hathaway, the Company's corporate secretary. Ms. Hathaway was in attendance at the Special Meeting in her capacity as the corporate secretary, and she acknowledged Mr. Siegel's request.

         Following the Special Meeting, Mr. Siegel contacted Ms. Hathaway to follow up on his initial request and to expand it to include the board of director meeting minutes and the board committee meeting minutes for the period since 2005. Again, Ms. Hathaway acknowledged Mr. Siegel's request. Ms. Hathaway also acknowledged Mr. Siegel's willingness to accept the requested documents in

----------------------

(1) Plaintiffs verified these facts in the Verified Complaint accompanying this motion.

electronic form and suggested that the transfer of documents in electronic form would be feasible. Despite appearing willing to provide Mr. Siegel the documents requested, Ms. Hathaway did not deliver a single document to Mr. Siegel.

         After not receiving any of the documents he had requested, Mr. Siegel reiterated his prior requests to Ms. Hathaway and, in addition to the documents requested previously, also sought a copy of the Company's 2007 budget, the Company's strategic business plan, and the current proxy agreement between Telos, the Department of Defense, and John Porter (the "Proxy Agreement"). See Ex. A.(2)

         Mr. Hamot also made a formal request that the Company provide him (i) copies of the board of director meeting minutes and all committee meeting minutes for 2007, 2006, and 2005, (ii) the Company's 2007 budget, (iii) the Company's strategic business plan, (iv) the Proxy Agreement, (v) an organizational chart of the Company, and (vi) a contact list of fellow board members and other key executives of the Company. See Ex. B.

         Ms. Hathaway responded cursorily to Mr. Siegel's and Mr. Hamot's memoranda and stated that the document requests "ha[ve] been referred to counsel and we will process your requests accordingly." Ex. C. In other words, management had no intention of providing the requested documents to the only two directors on the Board elected by public stockholders.

         A week and a half later, neither Mr. Hamot nor Mr. Siegel had received any detailed responses to their requests. By letter dated July 18, 2007, Mr. Siegel's attorney requested that Ms. Hathaway provide Mr. Siegel with the books and records he sought. See Ex. D. The July 18 letter set forth Mr. Siegel's legal right as a director of Telos to receive the requested books and records and asked that Ms. Hathaway respond to the letter by July 25.

         The Company's counsel responded to the July 18 letter and provided a single document to Plaintiffs: a one-page "organizational chart" of Telos that did not provide any information regarding positions in the organization or who, if anyone, holds each position. See Ex. E. It was a worthless document, and

----------------------

(2) Citations in the form "Ex. __" are to the exhibits attached to the Verified Complaint, filed contemporaneously herewith.

hardly responsive to Plaintiffs' requests. In the July 18 letter, the Company stated that most of the other documents requested by Plaintiffs were produced in an action between, among other parties, Costa Brava Partnership III, L.P. ("Costa Brava") and Telos, pending in this Court, Case No. 24-C-05-009296 (the "Maryland Action"). The Company further stated that the documents were subject to the attorney-client privilege and confidentiality agreements covering the Maryland Action and another action pending in Virginia (the "Virginia Action") between Costa Brava and Goodman & Company, L.L.P, the Company's now-former auditor ("Goodman"). The Company also accused Messrs. Hamot and Siegel of seeking the documents for the improper purposes of pursing their personal interests in Telos's competitors and gaining an advantage for Costa Brava in the Maryland and Virginia Actions. Id.

         By letter dated July 26, 2007, Mr. Hamot requested that Michele Nakazawa, the Company's chief financial officer, provide him with information about the financial performance of Telos for the second quarter of 2007. See Ex.
G. Mr. Hamot asked for (i) a consolidated trial balance of Telos and its subsidiaries as of June 30, 2007, (ii) any draft financial statements and Management Discussion & Analysis prepared in anticipation of filing the Form 10-Q for the second quarter of 2007, and (iii) any and all correspondence by Telos with Goodman during the second quarter of 2007 (collectively, the "2007 Second Quarter Financials").

         Ms. Nakazawa responded to the July 26 letter and continued the campaign of interference and delay. See Ex. H. She did not provide a single document to Mr. Hamot. She readily admitted that the Audit Committee of the Board has access to the requested financial statements, but, at the same time, she was unwilling to provide those documents directly to Mr. Hamot.

         The Company has scheduled a two-hour telephonic board meeting for August 9 beginning at 10:00 a.m. See Ex. I. At the meeting, the directors will discuss the Company's 2007 second quarter financials and be asked to approve those financials for filing with the Securities and Exchange Commission ("SEC") in a Form 10-Q. Messrs. Hamot and Siegel intend to fulfill their fiduciary and legal duties by participating actively in the August 9 meeting and scrutinizing the second quarter financials prior to approving them for filing with the SEC.

         In the month and a half since being elected directors of the Company, Messrs. Hamot and Siegel have requested no less than five times that Ms. Hathaway or Ms. Nakazawa provide them with certain books and records to permit them to fulfill their fiduciary duties. Ms. Hathaway initially acknowledged Mr. Siegel's requests and appeared willing to provide the documents. However, rather than honor the requests of two of the Company's directors for information necessary to fulfill their fiduciary duties, Ms. Hathaway changed tack. She and Ms. Nakazawa have delayed and refused to produce the documents requested by Plaintiffs.

III.     THE LEGAL STANDARD FOR INJUNCTIVE RELIEF

         Maryland Rules of Civil Procedure define an "injunction" as "an order mandating or prohibiting a specified act." Md. Rule 15-501(a). A "temporary restraining order," or TRO, is an injunction "granted without opportunity for a full adversary hearing on the propriety of its issuance." Md. Rule 15-501(c).

         Upon a motion for a temporary restraining order, this Court considers the following four factors to determine whether the entry of a TRO is proper:

         "(1) [T]he likelihood that the plaintiff will succeed on the merits;
         (2) the `balance of convenience' determined by whether greater injury would be done to the defendant by granting the injunction than would result from its refusal; (3) whether the plaintiff will suffer irreparable injury unless the injunction is granted; and (4) the public interest."

Fritszche v. Maryland State Bd. of Elections, 397 Md. 331, 340, 916 A.2d 1015, 1020 (2007); see also In re Application of Kimmer, 392 Md. 251, 260 n.13, 896 A.2d 1006, 1012 n.13 (2006) (same).

IV.      ARGUMENT

         A.       Likelihood Of Success On The Merits

         Plaintiffs have a right to the documents they have requested. "The business and affairs of a [Maryland] corporation shall be managed under the direction of a board of directors." Md. Code Ann., Corps. & Ass'ns ss. 2-401(a). Accordingly, "directors ... are entitled to full and complete information as to the corporation's affairs." 5A William Meade Fletcher et al., Fletcher Cyclopedia of the Law of Private Corporations ss. 2235 at 343 (rev. vol. 2004).

"[A]t common law, the directors' right of inspection was absolute, during their continuance in office at all reasonable times." Id. at 344-45 (citations omitted). In Henshaw v. American Cement Corp., the Delaware Court of Chancery stated the common law principles in Delaware before these principles were codified in the Delaware General Corporation Law: "A director of a Delaware corporation has the right to inspect corporate books and records; that right is correlative with his duty to protect and preserve the corporation." 252 A.2d 125, 128 (Del. Ch. 1969). The Chancery Court continued: "[The director] is a fiduciary and in order to meet his obligation as such he must have access to books and records; indeed he often has a duty to consult them." Id. (citations omitted); see also Scattered Corp. v. Chicago Stock Exchange, Inc., 671 A.2d 874, 876 (Del. Ch. 1994) (recognizing common law right of directors to inspect a corporation's books and records); Estate of Polin v. Diamond State Poultry Co., C.A. No. 6374, 1981 WL 7612, at *3 (Del. Ch. Apr. 14, 1981) ("[U]nder common law principles ... where a purpose germane to his position as a director is shown, a director also has a right to have access to corporate books and records."). Although Maryland lacks a specific director-access statute, Maryland courts will follow Delaware in adhering to these common law principles.(3)

         In addition to Plaintiffs' common law right to inspect the Company's books and records, Maryland law specifically provides that they may rely upon the books and records of the Company in fulfilling their fiduciary duties as directors of Telos. See Md. Code Ann., Corps. & Ass'ns ss. 2-405.1(b). The right to rely on the books and records of the Company necessarily includes the right to access those books and records.

         Despite Plaintiffs' legal right to inspect Telos's books and records, the Company refuses to produce the requested documents to Plaintiffs for two reasons: (i) the Company claims the documents are subject to the attorney-client privilege and confidentiality orders covering the Maryland Action and the Virginia Action and (ii) the Company claims Messrs. Hamot and Siegel are seeking the documents for an improper purpose. Neither of these reasons bears scrutiny.

----------------------

(3) In the absence of Maryland statutory or common law authority on point, the Maryland courts will look to the law of Delaware when dealing with questions of corporate law. See, e.g., Hudson v. Prime Retail, Inc., No. 24-C-03-5806, 2004 WL 1982383, at *13 (Md. Cir. Ct. Apr. 1, 2004) (noting paucity of Maryland case law addressing disclosure issues and therefore "rely[ing] primarily" on Delaware's "well-developed corporate law" to resolve the issues in the case); Shaker v. Foxby Corp., No. 24-C-04-007813, 2005 WL 914385, at *5 (Md. Cir. Ct. Mar. 15, 2005) (noting lack of significant Maryland authority on fair voting procedures and therefore citing to various Delaware decisions on the subject).

         The confidentiality orders covering the Maryland and Virginia Actions, entered into well before Plaintiffs were elected to the Board, cannot be used to prevent Plaintiffs from receiving books and records that will allow them to address current business and operations issues on behalf of Telos. The Company is refusing to produce many of the requested documents because Telos designated them "Highly Confidential" under the confidentiality orders. Messrs. Hamot and Siegel have been elected to the Board by the public stockholders of Telos. As directors, they owe fiduciary duties to the Company and its stockholders that ensure they will not disclose highly confidential Company information to Telos's competitors. Any "Highly Confidential" designation is now inapplicable as to both Mr. Hamot and Mr. Siegel, and they should be provided the documents they have requested. See Henshaw v. Am. Cement Corp., 252 A.2d 125, 129 (Del. Ch.
1969) (permitting director to inspect corporation's books and records despite defendant's concern that director may inappropriately share the information and stating that director's fiduciary duties provided defendant relief if the director were to "abuse his position as a director and make information available to persons hostile to the Corporation or otherwise not entitled to it").

         Furthermore, the documents requested by Plaintiffs have little, if any, relevance to the Maryland and Virginia Actions, and most post-date the commencement of either of those actions. This Court is familiar with the Maryland Action. It is a derivative action brought on behalf of Telos against numerous current and former officers and directors of the Company. The second amended complaint in the Maryland Action addresses actions taken by current and former officers and directors of the Company, as well as its controlling stockholder, that, for the most part, pre-date Plaintiffs' election to the Board and the majority of the documents they seek. The actions complained of span a time period from approximately 1992 into 2006. The Virginia Action is a direct action by Costa Brava against Goodman for issuing a false audit opinion and approving false financial statements for Telos filed with the SEC in Telos's 2004 Form 10-K.

         The documents requested by Plaintiffs have no bearing on the Virginia Action and at best an attenuated relevance to the Maryland Action. Plaintiffs have requested the 2007 Second Quarter Financials, the Company's 2007 budget, the Company's strategic business plan, the Company's organizational chart, which would necessarily identify the various positions in the Telos organization and the name of the employee filling each position, and the Board meeting minutes and committee meeting minutes for 2007. These documents have nothing to do with Goodman's false audit opinion and financial statements is the 2004 Form 10-K. Similarly, they have little, if anything, to do with the board and management actions complained of in the Maryland Action. Rather, the documents requested have everything to do with addressing current business, operations and governance issues on behalf of Telos, which is what Plaintiffs have a duty to do.(4)

         The Company's general assertion of attorney-client privilege is also without merit. A corporation cannot assert the attorney-client privilege against the directors who oversee it. See Moore Business Forms, Inc. v. Cordant Holdings Corp., C.A. Nos. 13911, 14595, 1996 WL 307444, at *4 (Del. Ch. June 4, 1996)
("[A]s a general matter, a corporation cannot assert the [attorney-client] privilege to deny a director access to legal advice furnished to the board during the director's tenure."); cf. Intrieri v. Avatex, C.A. No. 16335-NC, 1998 WL 326608, at *2 (Del. Ch. June 12, 1998) (rejecting proposition that the attorney-client privilege "may be relied upon to withhold documents created before an individual becomes a director"); see Avatex, 1998 WL 326608, at *2 (stating that a rule based on the attorney-client privilege that denies a director access to documents created before he or she became a director "would have the potential to hinder a director's ability to perform his [or her] fiduciary duties"). Again, to the extent the documents requested contain legal advice regarding the Maryland or Virginia Actions, the Company can appropriately redact those documents based on a work product privilege.

----------------------

(4) Plaintiffs have also requested the Board meeting minutes and committee meeting minutes for 2005 and 2006. To the extent these documents contain information related to the Maryland or Virginia Actions, the Company can review the minutes and easily redact those portions that specifically relate to the litigations. The balance can easily be produced to Plaintiffs.

         In addition, Plaintiffs are not seeking the documents for an improper purpose. The Company is struggling and has a checkered past. Telos has suffered recurring operating losses each and every year from 1998 through 2006.(5) On August 16, 2006, six of the seven independent directors on the Board resigned en masse. By letter dated July 9, 2007, Goodman informed Telos that it was withdrawing and terminating its auditor-client relationship with the Company effective July 24, 2007.

         Plaintiffs need the requested documents to understand the Company's strategy going forward, to help stabilize the Company, and to address current and future business and operations issues, i.e., to fulfill their fiduciary duties in general. Furthermore, Plaintiffs urgently need the requested documents to prepare for and participate actively in the August 9 board meeting, at which time they will be asked to approve the Company's 2007 second quarter financials for public filing with the SEC. These are proper purposes which the Company cannot rebut, and any "hostility" between Plaintiffs and Telos's management is irrelevant to the analysis. See Henshaw, 252 A.2d at 129 (Del. Ch. 1969) ("An examination of books and records [by a director] to ascertain the condition of corporate affairs and the propriety of certain actions is a proper purpose even though the one who seeks inspection may be hostile to management.") (citations omitted).(6) Accordingly, it is likely that this Court will find ultimately that Plaintiffs are entitled to the books and records they seek.

         B.       Irreparable Harm To Plaintiffs

         The Maryland Court of Appeals has explained the irreparable harm standard:

                  Such injury, however, need not be beyond all possibility of compensation in damages, nor need it be very great. Thus, it has been held that irreparable injury is suffered whenever monetary damages are difficult to ascertain or are otherwise inadequate.

-----------------------

(5) In 2002, Telos reported an operating loss prior to the sale of one of its subsidiaries.
(6) Any hostility arising from the Maryland Action would be between Plaintiffs and the current and former officers and directors of Telos, not between Plaintiffs and Telos. The Maryland Action is a derivative action, brought by Costa Brava on behalf of and for the benefit of Telos. This Court has recognized that the allegations in the Maryland Action, "if proved, would be sufficient to establish that plaintiffs are acting in the best interests of [Telos]." See Order dated June 6, 2007 in Case No. 24-C-05-009296.

Maryland-National Capital Park and Planning Commission v. Washington National Arena, 282 Md. 588, 615-16, 386 A.2d 1216, 1234 (1978) (internal citations omitted); see also Plaza Sec. Co. v. O'Kelley, C.A. No. 7932, 1985 WL 11539, at *6 (Del. Ch. Mar. 5, 1985), aff'd, 496 A.2d 1031 (Del. 1985) ("Where the legal right granted by the law appears to be clear, where interference with that legal right will necessarily occur in the absence of injunctive protection by the Court, and where it reasonably appears that money damages cannot adequately compensate for the interference with that legal right, the irreparable injury requirement is considered to be satisfied.").

         Plaintiffs have a clear legal right to the books and records they have requested. See supra, Part IV. A. The Company has refused to provide Plaintiffs with the requested books and records and is thereby interfering with Plaintiffs' clear legal right. Absent a temporary restraining order directing the Company to produce the requested information, Telos will be able continue its campaign of interference and delay, even in the face of a board meeting to discuss and approve the Company's financial statements. Messrs. Hamot and Siegel will continue to be disadvantaged and uninformed members of the Board. Monetary damages are not an appropriate remedy here, nor could they be easily (if at all) ascertained. Thus, the "irreparable harm" element is easily met with respect to Plaintiffs.

         C.       Balance Of Hardships

         The Court of Special Appeals in Rowe v. Chesapeake and Potomac Telephone Co. of Maryland adopted the 4th Circuit's interpretation that the "balance of hardships" element under Maryland and federal law is essentially the same, i.e., "the benefits to the plaintiff must be equal to or outweigh the potential harm which the defendant may incur if the injunction is granted." 56 Md. App. 23, 30, 466 A.2d 538, 542 (1983).

         This temporary restraining order is sought to permit Plaintiffs access to books and records to which they are legally entitled. Plaintiffs seek the books and records so they can fulfill their fiduciary duties "[i]n a manner [they] reasonably believe[] to be in the bests interests of [Telos]." Md. Code Ann., Corps. & Ass'ns ss. 2-405.1(a)(2). Plaintiffs are bound by statue and common law principles to pursue the best interests of Telos. See id.; Pittman v. Am. Metal Forming Corp., 336 Md. 517, 522, 649 A.2d 356, 359 (1994) (citing numerous cases for the principle that "Maryland has long held that directors and officers of a corporation stand in a fiduciary relationship to their corporation"). Also, the documents requested should be readily available and easy to produce. Many of them were likely provided previously to other Board members, and some are required to be maintained by law. Accordingly, there can be no real hardship to the defendant if the Court orders the Company to produce the requested information. On the other hand, if Plaintiffs do not receive the requested documents, they will undoubtedly be irreparably harmed. See supra Part IV.B.

         D.       Public Interest

         The defendant seeks to prevent two of its newly elected directors from being fully informed as to the Company's affairs. "The business and affairs of a [Maryland] corporation shall be managed under the direction of a board of directors." Md. Code. Ann., Corps. & Ass'ns ss. 2-401(a). Accordingly, directors of Maryland corporation's should have unfettered access to the books and records that will allow them to perform their fiduciary duties and provide oversight and direction to the corporation they serve. See 5A William Meade Fletcher et al., Fletcher Cyclopedia of the Law of Private Corporations ss. 2235 at 343 (rev. vol. 2004) ("[D]irectors ... are entitled to full and complete information as to the corporation's affairs."); see also Henshaw, 252 A.2d at 128 ("[The director] is a fiduciary and in order to meet his obligation as such he must have access to books and records ....") (emphasis added). It is in the public's best interest that Maryland courts uphold directors' rights to inform themselves of the affairs of Maryland corporations. Absent full access to information, directors will not be able to fulfill their fiduciary duties and direct effectively the management they oversee.

         This is especially true in this case, as Messrs. Hamot and Siegel are the only members of the Board elected by public stockholders. Telos has struggled significantly over the past decade and clearly requires an informed board of directors to stabilize the Company and steer it in the right direction.

Management is now attempting to control the flow of information to the Company's directors, even in the face of a scheduled meeting of the Board. Management has claimed that the information requested by Plaintiffs "is not needed to enable these directors to address current business and operations issues on behalf of Telos." Ex. E at 2. That is not management's decision to make, and management cannot be allowed to cut off a director's right to books and records simply because management feels the director is hostile to management (but not hostile to the Company). See, e.g., Henshaw, 252 A.2d at 129 (permitting a director hostile to management to access books and records despite the company's argument that access would provide the director with "back door discovery" in another matter). Such a result would place management in ultimate control and would obliterate the statutory mandate that the "business and affairs of a corporation shall be managed under the direction of a board of directors." Md. Code. Ann., Corps. & Ass'ns ss. 2-401(a). The public interest thus favors the entry of a temporary restraining order permitting Plaintiffs access to the books and records they seek.

         E.       Bond

         Pursuant to Maryland Rule 15-503, the Court shall set the amount of the bond required for the issuance of a temporary restraining order. Here, the potential harm to the defendant is minimal, if non-existent. The temporary restraining order sought by Plaintiffs is to allow them access to books and records of the Company to which they are entitled as directors. If the TRO is issued, there is no harm or damage that can be suffered by defendant. In addition, Plaintiffs' fiduciary duties provide protection for the Company against any possible misuse of the information by Plaintiffs. Accordingly, the bond required of Plaintiffs should either be waived or be set in a very nominal amount.

V.       CONCLUSION

         For the foregoing reasons, this Court should grant the Motion for Temporary Restraining Order.

                                       Respectfully submitted,

                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
Of Counsel:                            Leslie D. Hershfield
                                       Schulman, Treem, Kaminkow, Gilden and
                                       Ravenell. P.A.
J. Travis Laster                       The World Trade Center, Suite 1800
Matthew F. Davis                       401 East Pratt Street
Abrams & Laster LLP                    Baltimore, Maryland  21202
Brandywine Plaza West                  (410) 332-0850
1521 Concord Pike, Suite 303
Wilmington, Delaware 19803             Attorneys for Plaintiffs
(302) 778-1000